Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-159167

December 15, 2009

THE GC NET LEASE REIT, INC.

On December 7, 2009, the Los Angeles Business Journal published an article after asking for and obtaining an interview with Kevin Shields, the President of The GC Net Lease REIT, Inc. (the “Company”) and its sponsor, Griffin Capital Corporation (the “Sponsor”). The full text of the article is reproduced below.

The Los Angeles Business Journal is wholly unaffiliated with the Company, and neither the Company nor any of its affiliates has made any payment or given any consideration to the Los Angeles Business Journal in connection with the article or any other matter published by the Los Angeles Business Journal concerning the Company or any of its affiliates. The article published by the Los Angeles Business Journal was not reviewed by the Company prior to its publication.

Corrections and Clarifications

We believe that the following information is appropriate to correct or clarify the information included in the article:

1.	The statement “Griffin Capital, a private El Segundo real estate investment company, went public Nov. 6 with its unlisted real estate investment trust, GC Net Lease REIT, Inc.” requires clarification in that Griffin Capital Corporation itself did not go public; rather The GC Net Lease REIT, Inc. went public when its registration statement was declared effective with the SEC on November 6, 2009.

2.	The statement “only 5 percent of GC Net shareholders will be able to redeem their investment in any given year” requires clarification in that, as stated in the prospectus, “During any calendar year, [the Company] will not redeem in excess of 5% of the weighted average number of shares outstanding during the prior calendar year. The cash available for redemption will be limited to the proceeds from the sale of shares pursuant to [the Company’s] distribution reinvestment plan.”

3.	The statement “GC Net has a dividend of 6.75 percent and a share price of $10” requires clarification in that, on December 1, 2009, the Company’s Board of Directors declared a 6.75% distribution rate for the first quarter 2010, but this rate may be changed at any time by the Company’s Board of Directors.

4.	The statement “So far the company has raised $4 million from about 20 individual investors and hopes to raise a total of $100 million before the end of next year, said Griffin President Kevin Shields” requires clarifications. First, as of December 10, 2009, the Company has raised approximately $2.4 million from 18 individual investors, which includes $2.35 million from 17 individual investors in its private placement offering, which closed on November 6, 2009. Further, the portion of the statement that refers to raising a total of $100 million before the end of next year is purely the opinion of Mr. Shields. As stated on the cover page of the prospectus, the Company may sell up to $821.25 million worth of shares in the offering but “[t]his is a best efforts offering and some or all of [the] shares may not be sold.”

5.

The statement “[the Company] is currently looking to acquire a property in Chicago” requires clarification in that, as stated on the cover page of the prospectus, the Company is “a ‘blind pool’ because [it has] not identified any additional investments [to] make with the proceeds from this offering.” The Company’s Sponsor is evaluating properties for potential acquisitions, but the Company’s Board of Directors has not been presented with any potential acquisitions for review. The Company’s search for potential acquisitions does not arise to the level of a “a substantive change from or addition to the information” contained in the prospectus that would require the filing of a prospectus supplement pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended.

The full text of the Los Angeles Business Journal article is as follows:

REIT Goes Public

Griffin Capital, a private El Segundo real estate investment company, went public Nov. 6 with its unlisted real estate investment trust, GC Net Lease REIT Inc.

Unlisted real estate investment trusts are special investment entities that are vastly different from REITs traded on stock exchanges. Public unlisted REITs have a share price that is set by their sponsors and does not fluctuate. They also offer dividends typically higher than their traditional counterparts.

However, the downside is that REITs are not particularly liquid; only 5 percent of GC Net shareholders will be able to redeem their investment in any given year. GC Net has a dividend of 6.75 percent and a share price of $10.

So far the company has raised $4 million from about 20 individual investors and hopes to raise a total of $100 million before the end of next year, said Griffin President Kevin Shields.

“We deliver to investors a competitive risk-adjusted return with low volatility,” said Shields, who also serves as GC Net’s chairman and president. “(It’s) something that allows our investors to sleep at night.”

Griffin jump-started GC Net Lease REIT by contributing about $55 million in real estate assets. The REIT plans to purchase office and industrial properties with single tenants on long-term leases. It is currently looking at acquiring a property in Chicago.

Public unlisted REITs, which also go by the name “untraded” REITs, became a popular investment vehicle during the real estate boom. About $12.5 billion was raised through them in 2007, though there has been a drop since then. Shields said it is expected that about $7 billion will be raised in 2009.

Statements in this free writing prospectus, including intentions, beliefs, expectations or projections are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such statements are based on current expectations and assumptions with respect to, among other things, future economic, competitive and market conditions and future business decisions that may prove incorrect or inaccurate. Important factors that could cause actual results to differ materially from those in the forward looking statements include the risks associated with property acquisitions and other risks described in the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of The GC Net Lease REIT, Inc.’s Registration Statement on Form S-11 and its other filings with the Securities and Exchange Commission.

The GC Net Lease REIT, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that The GC Net Lease REIT, Inc. has filed with the SEC for more complete information about it and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The GC Net Lease REIT, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 606-5901.